UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Retek Inc.

(Name of Subject Company)

Ruby Merger Corp.
Oracle Corporation

(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

76128Q109
(Cusip Number of Class of Securities)

Daniel Cooperman
Senior Vice President, General Counsel and Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William M. Kelly
Martin A. Wellington
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$679,632,267	$79,993

*	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon (a) an estimate of the maximum number of shares to be purchased pursuant to the Offer and (b) the price offered per share.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $63,994                         Filing Party:     Oracle Corporation and Ruby Merger Corp.

Form or Registration No.:      Schedule TO                Date Filed:     March 9, 2005

Amount Previously Paid:       $15,999                         Filing Party:     Oracle Corporation and Ruby Merger Corp.

Form or Registration No.:      Schedule TO-T/A        Date Filed:     March 18, 2005

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑       third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

Items 1 through 9, and Item 11
Item 10. Financial Statements
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.VIII: Amended & Restated Offer to Purchase
EX-99.A.1.IX: Form of Amended & Restated Letter of Transmittal
EX-99.A.1.X: Form of Amended & Restated Notice of Guaranteed Delivery
EX-99.A.1.XI: Form of Letter to Brokers, Dealers
EX-99.A.1.XII: Form of Letter to Clients
EX-99.A.5.VIII: Transcript of Parent Earnings Conference Call
EX-99.D.1.III: Agreement and Plan of Merger

Items 1 through 9, and Item 11.

     This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on March 9, 2005, as amended, by Oracle Corporation, a Delaware corporation (“Parent”), and Ruby Merger Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Parent, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Retek Inc., a Delaware corporation (the “Company”), at $11.25 net per Share in cash, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated March 23, 2005 (the “Amended and Restated Offer to Purchase”) and in the related Amended and Restated Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Amended and Restated Offer to Purchase and the related Amended and Restated Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10. Financial Statements.

     Not applicable.

Item 12. Exhibits.

(a)(1)(viii)	Amended and Restated Offer to Purchase dated March 23, 2005.

(a)(1)(ix)	Form of Amended and Restated Letter of Transmittal.

(a)(1)(x)	Form of Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(xi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(xii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(viii)	Transcript of Parent Earnings Conference Call held by Parent on March 22, 2005.

(d)(1)(iii)	Agreement and Plan of Merger dated March 22, 2005 among Parent, the Purchaser and the Company.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March  23, 2005

ORACLE CORPORATION

By:	/s/ Daniel Cooperman
	Name:	Daniel Cooperman
	Title:	Senior Vice President, General Counsel and Secretary

RUBY MERGER CORP.

By:	/s/ Daniel Cooperman
	Name:	Daniel Cooperman
	Title:	President

EXHIBIT INDEX

Index No.
(a)(1)(viii)	Amended and Restated Offer to Purchase dated March 23, 2005.

(a)(1)(ix)	Form of Amended and Restated Letter of Transmittal.

(a)(1)(x)	Form of Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(xi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(xii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(viii)	Transcript of Parent Earnings Conference Call held by Parent on March 22, 2005.

(d)(1)(iii)	Agreement and Plan of Merger dated March 22, 2005 among Parent, the Purchaser and the Company.